Exhibit 99.6

01 / 2022 Environmental, Social and Governance Report

About this Report

Report Introduction

MINISO Group Holding Limited (the "Company") and its subsidiaries (the "Group" , "MINISO" or "we") are pleased to release our first Environmental, Social and Governance (ESG) report (this "Report").

We will fully and objectively disclose our ESG vision, strategy, and practices covering the period from July 1, 2021 to June 30, 2022 (the "Reporting Period") to promote understanding of our sustainability performance among our stakeholders.

Preparation Basis

This report has been prepared in accordance with the Environmental, Social and Governance Reporting Guide (the "ESG Reporting Guide") set out in Appendix 27 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Company has complied with Part C: "Comply or explain" Provisions of the ESG Reporting Guide.

Report Boundary

The policy documents, statements, data, etc. in this report cover the scope of the Group's business, except for individual information with specific instructions.

Disclaimer

Parts of this report that are forward-looking may be subject to uncertainties,causing material difference from actual results. The Company is under no obligation to update any forward-looking statement contained in this report.

02 / About this Report

Reporting Principles and Data Sources

This report follows the materiality, quantification, balance, and consistency principles of the ESG Reporting Guide. All data and cases come from the Company's statistical reports and relevant documents. Unless otherwise stated, this report adopts RMB as the monetary unit.

Report Approval

The Report has been reviewed by the audit committee of the Company's board of directors (the "Board") (the "Audit Committee") and approved by written resolution of the Board.

Report Availability

This report is available in simplified Chinese, traditional Chinese and English. An electronic version of the report is available on the Stock Exchange's HKExnews website (www.hkexnews.hk) or the Company's investor relations website (https://ir.miniso.com).

Report Feedback

To continue to improve the Company's sustainability and ESG reporting, we are eager to receive your feedback. You are welcome to scan the QR code to share your comments and suggestions on this report.

03 / 2022 Environmental, Social and Governance Report 04 / Message from ChairmanMessage from Chairman2022 has been a significant year for us. We successfully listed on the Main Board of the Stock Exchange in July 2022, following our debut on the New York Stock Exchange in 2020. In this pivotal year, we have stuck to our core principle of offering quality products and services that make it easy for more people to enjoy a high standard of life. We are committed to integrating sustainability into all aspects of our operations to create sustainable value for our shareholders, consumers, employees, and the community.Operating with sincerity and rewarding shareholders with steady development We have consistently strengthened our governance capabilities to increase shareholder confidence. Strong ethics and integrity are embedded into our fundamental operations and give full play to our operational structure's three core auditing functions, namely scrutiny, risk control, and audit. By building a group-level risk control system, creating an ethical corporate culture, and raising awareness of intellectual property protection, we have enhanced the awareness of our high standards for integrity and compliance among all employees. We require new employees to sign the "Integrity Employment Commitment" when signing employment contracts, and have set up a "RMB10 million anti-corruption reward fund" to encourage internal and external stakeholders to report corrupt practices. At the same time, we have actively strengthened communication and engagement with investors, striving to provide comprehensive information disclosures and prompt responses to shareholders' inquiries.Prioritizing product quality and rewarding customers with "good quality, value, and fun”"Reasonable prices, excellent design, and high quality" has always been our promise to consumers. In 2022, we continued to cultivate deep insight into consumer needs, elevated our pursuit of "the best value for money", pioneered the concept of "interest consumption" for the industry, further empowered product innovation through "IP co-branding, excellent design, and cutting-edge technology", and launched "more playful, more appealing and more useful" products with material appeal and emotional resonance for young consumers across the global markets. In addition to product innovation, we are committed to providing high-quality, attractive, value-for- money products to consumers worldwide. We are also constantly upgrading and optimizing product quality control and chemical safety. At the same time, we attach great importance to the security and privacy of customer data and information and continuously optimize our service process to improve the consumer experience.Moving forward with low carbon and sustainability management to protect the environmentWe are committed to developing green, low-carbon, and recyclable products to address the growing trend in the industry, providing our consumers with sustainable goods, and contributing to green development while minimizing any negative impact from our business operations on the environment. We are concerned about the potential risks of extreme weather events, and have actively developed climate disaster contingency plans and management mechanisms to reduce the impact of climate change on our operations and provide society with a low-carbon "oasis".Achieving further success with our stakeholders and employeesWe highly treasure the relationships with our partners. In 2022, we continued to cooperate with many brands to optimize our resources and achieve win-win situations. We consider our employees, who have been working alongside us all throughout our journey, as our most valued assets, and we strive to nurture their development by providing diversified learning resources and adequate promotion channels. Meanwhile, we attach great importance to protecting employees' rights and interests and promoting equal employment. We provide employees with industry-competitive salaries and benefits to deepen their sense of well-being. We value the excellent relationship with our supply chain partners and strive to build a responsible supply chain system to contribute to the Group’s ESG and sustainable development.Empowering the community through our commitment to charitySince our establishment, we have been actively involved in public welfare and have taken the initiative to shoulder our social responsibility. Our public service activities are focused on four themes: "children", "women", "critical illness", and "disasters". During the year, we joined forces with the Tencent Foundation, the China Red Cross, and the Hebi Charity Association to donate RMB5 million in relief materials to flood-affected areas in Henan province. We are also working with the China Children's Charity Association to address women's health issues in developing regions and empower teenage girls with health knowledge to support their healthy development. We will continue to explore high-impact public service models, leverage our brand's youthful appeal, and work together with people from all walks of life to build a new ecology of public welfare.Looking ahead, we are sincerely committed to our ongoing work in areas including management standardization, product quality control, and enterprise operations, and we stand ready to respond to our stakeholders’ earnest expectations with concrete actions. Mr. YE Guofu Chairman of the Board

05 / 2022 Environmental, Social and Governance Report

06 / About Us

About Us

Company Profile

MINISO was founded by Mr. Ye Guofu in 2013, with its headquarters in the Guangzhou Pazhou Artificial Intelligence and Digital Economy Pilot Zone. The Company is a design and R&D driven new retail enterprise with online and offline presence. The Company has been named among "China's Top 500 enterprises" and "China's Top 100 franchised chain enterprises".

Through continuous cultivation in the global market and deep insight into consumer demands, MINISO has pioneered the concept of "interest consumption" in the retail industry. We continue to empower product innovation through "IP co-branding, excellent design, and cutting-edge technology" to launch products for the global market. The products are "good-looking, fun and useful", with both material appeal and emotional resonance for young consumers.

On October 15, 2020, we were successfully listed on the New York Stock Exchange under the symbol "MNSO". On July 13, 2022, we were successfully listed on the Stock Exchange under the stock code "9896".


MINI SO
名创优品
点亮全球99国美好生活
20
20
20

Development History

2013
We commenced our business operations by establishing the first MINISO store in Guangzhou, China.

2014
Total number of MINISO stores exceeded 300.

2015
We started our globalization strategy and the total number of MINISO stores exceeded 1,000.

2017
We were recognized as "One of the Top 10 Enterprises in China's Top 100 Franchise Enterprises in 2016" by China Chain Store & Franchise Association.

2018
The number of MINISO stores in overseas markets exceeded 1,000.

2020
We listed the ADSs on the NYSE under the symbol "MNSO".

2020
We launched a new brand TOP TOY, which is committed to building comprehensive shopping platforms of pop toys.

2021
The number of MINISO stores exceeded 5,000 and entered into the 100th geographical market.

2021
We were included by the Hurun Research Institute in the Hurun China 500 Most Valuable Private Companies for two consecutive years from 2019 to 2020.

2022
On July 13
We were successfully listed on the Stock Exchange under the stock code: 9896.

08 / Compliance Governance07 / 2022 Environmental, Social and Governance Report Compliance Governance to Form the Basis for a Better LifeWe support the concept of good corporate governance and shoulder the responsibility for the healthy development of the Group. To this end, we continuously work to improve our established internal governance mechanisms, remain on guard against potential risk points, and strongly support integrity education and promotion within the Group in order to improve our overall governance level and lay the foundation for the Group’s sustainable development.Significant topics in this sectionIntellectual Property Rights, Compliance Governance, Business EthicsResponse to the SDGsResponse to HKEx IndicatorB6 Product ResponsibilityB7 Anti-corruption 01

10 / Compliance Governance09 / 2022 Environmental, Social and Governance Report Corporate GovernanceWe strictly comply with the relevant laws and regulations for listed companies on the Stock Exchange and the New York Stock Exchange, and have established a sound corporate governance system.We are committed to maintaining and enforcing the highest standards of corporate governance and we recognize the importance of protecting the interests of all shareholders, including minority shareholders. We engage professional compliance advisors to advise and guide us on the applicable laws and Listing Rules after the listing of our shares on the Hong Kong Stock Exchange, including various requirements relating to corporate governance, with which we need to comply. Our Board has three committees (the Audit Committee, the compensation committee and the nominating and corporate governance committee), each of which has its own role to play in effectively assisting the Board in discharging its responsibilities and overseeing our business operations, as well as focusing from time to time on specific issues and practices in the area of our sustainable development.In accordance with the requirements of the Corporate Governance Code, we have adopted a policy to encourage diversity on the Board by taking into account a number of factors, including but not limited to gender, age, educational background, professional experience, skills and knowledge, industry experience, race and ethnicity, cultural background and other factors as may be relevant from time to time, when nominating and appointing members to the Board.At the end of the Reporting Period, we had six directors, with the number of independent non-executive directors reaching one-half of the Board, including one female independent non-executive director.The terms of reference of each of the committees of our Board and the relevant information of each of our directors are posted on our investor relations website, where specific disclosures can be viewed.Governance StructureBoard DiversityManagement Structure of MINISO BoardAudit CommiteeCompensation CommiteeNominating and Corporate Governance Commitee Appointed PositionsAgeTenureExecutive Directors40-451-2 years3421323Independent Non-Executive Directorsabove 452 years2-3 years GenderFemale15Male

11 / 2022 Environmental, Social and Governance Report

Risk Management and Internal Control

We are committed to establishing and maintaining a system of risk management and internal control consisting of policies and procedures that we believe are appropriate for our business operations, and we are committed to continuously improving these systems. By building a comprehensive risk management system and strengthening and enhancing our risk control processes, we identify, measure, analyze and evaluate the various risks that may arise in our business operations and take timely and effective measures to prevent and control them when appropriate.

Risk Management System

1 First line of defense

Provide expertise and tools for risk matters, identify risks through established work plans and methodologies, and optimize risk monitoring by continually going deeper into business processes and conducting continuous reviews of cases with high-risk factors.

2 Second line of defense

Coordinate the construction, guidance and inspection of the Group's internal control and risk management.

3 Third line of defense

Independently and objectively evaluate risk matters or conduct audits to supervise the role of the first and second line of risk defense to enhance the systematization of risk.

Risk Management Process

Risk Identification

A comprehensive risk management team is established to collect risk information from relevant departments, which includes ESG risks such as product quality, information protection, and operational risks.

Risk Response

The comprehensive risk management team proposes risk management solutions, the functional departments provide input, and evaluates the adequacy and appropriateness of the solutions.

Each functional department implements risk management solutions, puts responsibility for risk control into specific positions or processes and implements them.

The comprehensive risk management team gradually establish and improve the significant risk warning mechanism and emergency response mechanism.

Supervision and Remediation

The Audit Committee under the Board is responsible for monitoring the implementation of risk management policies of the Company, as well as ensuring the identification, assessment and control of risks involved in business operations. In case of a material risk accident, the Audit Committee is required to report to the Board. The Audit Committee conducts in-depth analysis of the causes, clarification of those responsible, and accountability.

We improve the risk management system and solidify risk prevention by further reviewing the management system, optimizing the management process and promoting management execution.

12 / Compliance Governance

Internal Controls

We are committed to establishing strict internal procedures and continuously optimizing our internal control system by implementing measures such as risk assessment, strengthening internal control compliance review and enhancing overall risk awareness.

We have formulated our risk management policies in accordance with the requirements of the Listing Rules and the Corporate Governance Code in relation to risk management and internal control supervision. The Audit Committee continuously monitors the implementation of these policies and works with the internal audit department and senior management to ensure that our policies and implementation are effective and adequate.

Business Ethics

We pursue a corporate culture of high ethical standards, and strictly abide by the Company Law of the People's Republic of China, the Anti-Money Laundering Law of the People's Republic of China, the Anti-Unfair Competition Law of the People's Republic of China, the Interim Provisions on Banning Commercial Bribery of the State Administration for Industry and Commerce of the People's Republic of China, the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. We have zero tolerance for corruption and resolutely combat it in any form. We will continue to improve our anti-corruption rules and regulations, strengthen our internal monitoring and reporting system, enhance employee integrity education and training, and build a culture of clean and good governance.



ESG Performance Highlights during the Reporting Period

We had no litigation cases during the Reporting Period involving embezzlement, bribery, extortion, fraud or illegal money laundering.

53 employees at senior management level and above participated in anti-corruption training

We conducted anti-corruption training for all employees, outsourced staff, franchisees and agent store staff, with a total of **33,073** participants

13 / 2022 Environmental, Social and Governance Report

Strengthening Integrity Management

To prevent fraud and create a clean working environment, we have established a series of integrity policies and systems, including a Compliance Accountability System, a Conflict of Interest Management System, and an Integrity Self-discipline Practice System, to improve and strengthen the systems through which we regulate internal management and enforce the employee code of conduct.

We regularly carry out staff integrity training, through which we cultivate and strengthen staff understanding of anti-corruption and business integrity principles with an emphasis on ideology, professional ethics, business norms, and system construction.

- New employees are required to sign the Integrity Employment Commitment at the time they sign their employment contracts. The induction training also includes a compliance course to educate new employees about the Compliance Accountability System, the Conflict of Interest Management System, the Integrity Self-discipline Practice System, etc. to help strengthen their awareness of integrity management issues.
- Company management strengthens anti-corruption management through regular meetings at which typical violation cases are explained, the company's anti-corruption requirements are emphasized, and appropriate reporting channels are made clear.
- Linking suppliers together to establish integrity building throughout the supply chain, all business contracts must include the signed Anti-Commercial Bribery Notice. At the same time, we build timely and effective communication channels with suppliers, who can communicate with the Group's Chief Risk Control Officer through WeChat and other means.

ESG Performance Highlights during the Reporting Period

During the reporting period, we carried out integrity training and promoted a culture of anti-corruption self-discipline, corporate integrity, and employee anti-corruption awareness. The training covered topics such as the cost of breach of trust and adherence to the bottom line of integrity.

Training conducted	Covering	Learning time
468 sessions	26,659 people	28,046.5 hours



14 / Compliance Governance

Case: International Anti-Corruption Day Integrity Preaching Conference

On December 9, 2021, International Anti-Corruption Day, to raise awareness among employees and stakeholders about their role in fighting and preventing corruption, we conducted an "International Anti-Corruption Day Integrity Conference" both on-site and via online live broadcast. During the conference, our Chief Risk Control Officer, Ms. Yang Yunyun, presented to the participants on the international and domestic anti-corruption situation, the Group's compliance risk and anti-corruption management mechanisms, an anti-corruption case study and the Group's anti-corruption strategy. In addition to requiring all employees of functional departments and staff of stores in China to attend the conference, we also invited various partners and suppliers to participate in the conference, aiming to create a common culture of building integrity.


坚守廉洁底线 弘扬清风正气


守廉洁底线 弘扬清风正气

International Anti-Corruption Day Integrity Preaching Conference site

Improving reporting mechanisms

We have established a Complaint Reporting System, a Compliance Accountability System and other procedures to institutionalize reporting methods and processes. We also set up a reminder pop-up window in the Group's internal system to promote fraud complaint reporting and our reporting reward mechanism. We encourage all stakeholders to actively report and expose integrity violations and provide various reporting channels to do so, including via telephone, email, letter, Wechat's official account,website, etc. We encourage real-name whistleblowing and also accept anonymous reporting. In order to protect the whistleblower, all complaints and reported information is vested in the relevant responsible person independent of management, all case information is archived and managed by the relevant departments, and the whistleblower information is kept confidential and strictly prohibited from leak.

Anti-corruption reporting public channels

Letter reporting: Attention to Audit Center, No. 109 Ming Feng Plaza A Building, Pazhou Avenue, Haizhu District, Guangzhou, China

Reporting email: jubao@miniso.com.cn

Reporting hotline: 020-32306713

WeChat Official Account: Integrity of MINISO

15 / 2022 Environmental, Social and Governance Report

Intellectual Property

We comply with the requirements of the Trademark Law of the People's Republic of China, the Patent Law of the People's Republic of China, the Copyright Law of the People's Republic of China and other laws and regulations. We attach great importance to the protection of intellectual property rights. We are committed to integrating the work related to intellectual property protection into our daily operations, with the aim of protecting the achievements of corporate innovation and maintaining the reputation of our brand. We have established a series of management systems related to intellectual property protection, such as The Group's Comprehensive Intellectual Property Management Law, and we achieve effective protection of intellectual property through continuous optimization of management processes.

Our trademarks, brand names and other intellectual property, such as patents relating to product design, are of critical importance to us. If we fail to protect our intellectual property rights, our brand image may be damaged, and our competitive position and business may be affected. Accordingly, we have taken a number of actions to protect our intellectual property rights.

During the Reporting Period, we managed and protected our intellectual property rights through the following means

- Engaged in patent mining for new retail IT solutions, leading to applications for a number of invention patents and software copyrights
- Filed several design patent applications and artwork copyright registrations covering our product designs
- Optimized our global trademark portfolio management to protect our brands
- Initiated litigation to address infringement of our intellectual property rights

ESG Performance Highlights during the Reporting Period

During the Reporting Period, we filed

430 trademarks | **101** patents | **165** copyrights

As of the end of the Reporting Period, we held

1,356 trademarks | **278** patents | **373** copyrights

16 / Compliance Governance



Trademarks
624
732
Domestic
Overseas
Patents
13
37
228
Design patents
Utility model patents
Invention patents
Copyrights
26
347
Art works
Software copyrights

We respect the intellectual property rights of our partners throughout the process of strategic cooperation and co-branding development. We agree on the ownership of intellectual property rights and the parties' respective rights and obligations, and enshrine these agreements through the signing of cooperation contracts. We always use the intellectual property rights of our partners strictly within the scope of authorization. In addition, we assist our partners in defending their intellectual property rights from infringement.

To minimize IP risks, the legal team conducts IP searches, and provides analysis and feedback in conjunction with product design drafts during the product design phase to avoid infringing others' IP rights.

During the reporting period, we conducted several rounds of internal training on intellectual property protection to enhance employees' awareness of intellectual property protection and minimize the risk of infringement during the product development process.

Trademark basics and trademark naming rules

For the product team staff, we provide training on basic trademark knowledge and trademark naming rules to improve their awareness of trademark protection. The training explains the definition and characteristics of trademarks, the terms of absolute and relative prohibition of trademark registration and examines specific cases.

Patent process and risk management

For product developers, we conduct training on the patent risk control process, including infringement comparison, to improve IPR protection and risk awareness. By training these teams on patent-related processes, infringement comparison methods, and specific case studies, we are able to better protect the company's IPR and reduce the risk of IPR infringement in product development.

Writing technical briefs for software patent applications

For IT technicians, we provide training on software patent technical submission writing skills, to improve their skills in writing standardized technical submissions and enhance the acceptance rate of our software patent applications.

17 / 2022 Environmental, Social and Governance Report

ESG Governance

We attach great importance to sustainable development and integrate ESG considerations into our daily business operations and management. We are committed to establishing a governance structure with clear responsibilities and will continue to improve our ESG management structure and functions in line with operational development and regulatory requirements.

Governance

The Board

- Assume overall responsibility for the Group's ESG efforts
- Focus on ESG-related risks and opportunities and participate in materiality assessments
- Approve and validate ESG report

Audit Committee

Assume additional responsibilities relating to reviews and inspections on the basis of existing responsibilities, mainly including:

- Review our strategies, frameworks, principles, policies and systems related to ESG matters
- Oversee the implementation of ESG goals
- Review the practices and performance for compliance with legal and regulatory requirements
- Monitor Key Performance Indicators (KPIs) and standards set by the Company on ESG priorities and the performance achieved
- Report and make recommendations to the Board on the above matters

Management

The top leaders of each relevant function form the ESG management team

- Identify significant ESG risks related to our operations
- Monitor and respond to the latest ESG development direction and governance issues, and promote the implementation of ESG management-specific work
- Regularly monitor and review of ESG-related performance
- Report or make recommendations to, governance, as appropriate, to improve our ESG performance

Executive

Group functional departments, the executive staff of subsidiaries

- Implement governance and management's decisions on ESG
- Promote and implement specific ESG tasks
- Provide timely feedback on annual ESG efforts
- Implement ESG-related information and data collection, recording and reporting

18 / Compliance Governance

Stakeholder Communication

We maintain active communication with our stakeholders to understand their opinions fully. We continue to improve our stakeholder communication mechanism and continuously disclose company information through our official website, WeChat's official account, and other channels. We promptly understand and respond to stakeholder expectations and demands through consumer satisfaction surveys, employee satisfaction surveys and supplier meetings, etc. Moreover, we use these mechanisms as a basis to continuously optimize our sustainable development strategies and plans.

Stakeholders	Demands and expectations	Main communication methods
Consumers	• Product and service quality • Protecting consumer rights	• Customer satisfaction survey • Customer complaint mechanism
Employees	• Compensation package • Development space • Employee benefits • Promotion policy • Training system • Internal communication channels	• Open communication • Staff mailbox/hotline • Training programs
Government and Regulatory Agencies	• Compliance with local laws and regulations • Paying taxes in accordance with the law • Promoting local economic growth • Promoting local employment	• Regular visits • Policy communication
Suppliers / Partners	• Purchasing policy • Supplier management system • Fair trade • Prompt payment	• Supplier review • Regular visits • Annual Supplier conference
Franchisees	• Franchisee policy • Franchisee management	• Franchisee communication
Investors	• Stock price and dividend • Financial situation • Business prospects • Future development plan	• Information disclosure • Investor conferences and roadshows • Investor hotline/mailbox
Industry Associations/ Chambers of Commerce	• Compliance with industry norms • Promoting the industry • Promoting industrial innovation	• External exchange and cooperation • Participate in industry seminars • Participation in industry standard development
Community and Non-Profit Organizations	• Support social welfare • Good use of resources • Protecting the ecological environment	• Communicating with non-profit organizations • Organizing joint events
Media	• Business and product information • Financial performance • Future development direction • Corporate social responsibility	• Press releases • Interview invitation • Regular talks

19 / 2022 Environmental, Social and Governance Report

ESG Materiality Assessment

We identified 20 ESG issues in the three major areas of environment, society and governance based on the Stock Exchange's ESG Reporting Guide, combined with our business model, industry development, relevant national policies, and other dimensions.

Stakeholder Survey

Our Board members participated in the assessment of ESG materiality issues for the fiscal year. We also collected 340 questionnaires from stakeholders including consumers, employees, government regulators, suppliers, investors, etc. to help us understand both internal and external stakeholders' assessment of the materiality of ESG issues for the year.

Importance Analysis

Based on the materiality principle, we ranked ESG issues on two dimensions, "Importance to the Company" and "Importance to Stakeholders", based on the results of the questionnaire, and drew a matrix of importance issues.

We also conducted 14 in-depth interviews with internal management and employees to understand their views, demands and the current state of the Group's management and practices, which helped us to further determine the importance of each issue to the company's development.

Management Confirmation

Our Board and management reviewed the results of the materiality analysis and confirmed the ESG materiality issues and issue matrix for the Reporting Period.



20 / Compliance Governance

ESG Issue Materiality Analysis Matrix


Importance to Stakeholders
Importance to the Company
4
2
1
3
5
7
6
8
14
11
9
17
15
12
13
10
18
16
19
20
Governance Issues
Environmental Issues
Social Issues

High Importance

1. Product Responsibility
2. Information Security and Privacy Protection
3. Protection of Employee Rights and Interests
4. Intellectual Property Rights
5. Compliance Governance
6. Business Ethics
7. Supply Chain Management

Moderate importance

8. Chemical Safety
9. Green Packaging
10. Marketing & Service
11. Diversity and Inclusiveness
12. Employee Development and Training
13. Procurement of Raw Materials
14. Occupational Health and Safety
15. Response to Climate Change
16. Water Resources Management
17. Waste Management
18. Energy Management

General importance

19. Product Carbon Footprint
20. Charitable Activities

21 / 2022 Environmental, Social and Governance Report In keeping with our motto “Good Life, Quality First”, we continue to provide consumers with high-quality and cost-effective products. We continually build and improve the quality assurance closed-loop system to ensure a commitment to quality at every step, through product design, our efficient and rapid supply chain and our strong digital operation capabilities, to create an easy and pleasant shopping experience so that everyone can enjoy the small joys in life.Significant topics in this sectionProduct Responsibility, Information Security and Customer Privacy Protection, Supply Chain Management, Chemical Safety, Marketing and ServicesResponse to the SDGs 02 Response to HKEx IndicatorB5 Supply Chain ManagementB6 Product Responsibilty Great Products for a Fun Life

23 / 2022 Environmental, Social and Governance Report

Product Quality and Safety

Product Quality Control

We are committed to providing high-quality products to consumers worldwide. We strictly follow the laws and regulations such as the Product Quality Law of the PRC, Consumers Rights and Interests Protection Law of the PRC, Food Safety Law of the PRC, Cosmetics Supervision and Administration Regulation, GB/T 26701-2011 General Technical Requirements for Model Products, GB 6675-2014 Toys Safety, European Toy Safety Directive, General Product Safety Directive, EU Regulation EC/1907/2006 on Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), U.S. Consumer Product Safety Improvement Act (CPSIA) and California Proposition 65 (CP65). We are prudent in every aspect from the quality of raw materials to production, packaging, delivery, storage and distribution of products.

We have an extensive product portfolio and a global distribution network. High quality, stunning appearance and cost-efficiency are at the core of every product in our extensive portfolio. We have established a comprehensive monitoring system to track changes in regulations regarding product quality, ingredients, cosmetics and food products, allowing us to review regulatory changes in a timely manner to ensure international compliance of our products.

We strive to provide consumers with reliable and high-quality products. We have developed a New Product Development Quality Management Process, a Review Process for Product Compliance, and other internal management systems. We integrate strict quality assurance and control procedures into our product lifecycle quality management. Meanwhile, our quality control team participates in the entire product development process and performs multiple rounds of quality inspections.

In order to carry out quality management more systematically, we have developed and fully apply online quality control systems which integrate all steps of product lifecycle quality control, achieving standardization and visualization of quality inspection procedures. We established "1+1+1 Quality Control Mechanism" to triple-check the quality of our products to ensure that the products we sell meet safety and quality standards.

"1+1+1 Quality Control Mechanism" of MINISO

Invite third-party institutions that undertake national sampling tasks to act as mystery shoppers and conduct random inspections of stores

Our quality team monitors post-market products


National sampling task implementation institutions
Internal Quality Team
International Authoritative Testing Institution

Designate third-party product testing agencies to conduct pre-market testing of products

24 / Greeting Fun Life with Great Product

Flow chart of whole life cycle quality control

Supplier Development
Prior to the admission of potential suppliers, the quality team conducts an initial assessment and invites third-party institutions to conduct an independent audit on the quality control ability of suppliers.

Design
When evaluating product prototype design, we consider compliance requirements and consumer experience and give feedback on potential risks to the R&D department for pre-improvement.

Manufacture
We conduct on-site reviews on the quality management system of factories to ensure that facilities, equipment and quality management system are operating stably.

Test
We conduct on-site inspections or review inspection report before receiving finished products.In addition, we carry out random sampling and compliance testing of finished products.

Follow up market feedback
We organize and analyze feedback from consumers, carry out targeted improvement and apply our experience to future product development.

ESG Performance Highlights during the Reporting Period

Major quality accidents
0

Quality tests conducted by the quality team more than
6,000

Supplier inspections on field trips conducted by the quality team more than
250 times

Our products receive external quality tests more than
1,000 times

Over
700 supplier factories receive external quality audits

25 / 2022 Environmental, Social and Governance Report

Case: Monthly product experience improvement project

We listen to consumer feedback and adopt new processes and materials to continuously optimize product quality and enhance the user experience. During the reporting period, we conducted monthly product experience improvement for 89 core product categories, including Konjac jelly, face washcloths, dental floss sticks, steam eye masks, and thermal mugs. Taking Konjac jelly as an example, we found one case of liquid leakage among three production batches of more than 660,000 outgoing products. As a result, we quickly improved product design, production equipment and production processes, eliminating notches in the packaging and increasing side sealing depths to enhance product sealing and compression strength.






改善前
改善后

Case: TOP TOY blind boxes with innovative strawberry scent

In 2022, TOP TOY continues to innovate in the product development process, using new techniques to enhance the user experience. We incorporated strawberry elements in the blind boxes series of the SANRIO Family Sweet Strawberry Paradise series, using a fully transparent process to enhance the products' thematic appeal. In addition, we added a strawberry scent to the product so that the toy has a strawberry aroma, and consumers smell the faint fragrance when they open the blind box.


TOP TOY


TOP TOY

26 / Greeting Fun Life with Great Product

Case: Supplier Quality Statement

The overall improvement of product quality cannot be achieved without the efforts of the entire supply chain. From December 20 to 29, 2021, we held an online supplier quality conference and invited 1,338 delegates from 487 core suppliers across all categories. We worked with supplier representatives to review the annual quality status of each category, discuss and formulate the quality management strategy for 2022, and jointly formulate the supplier quality statement.

Invited

1,338

from

487

core suppliers across all categories


名创优品供应商质量宣言

Supplier Quality Declaration

Product Recall

We continuously track and manage the quality of the products sold and develop and continuously improve the recall mechanism. Once we discover quality problems with circulating products or potential adverse effects on consumers' safety and health due to design or manufacturing defects, we will conduct recall processing in accordance with the Product Recall Management Procedures of MINISO to avoid or reduce consumer losses. After obtaining clues about the faulty products, the product quality control team will organize an inter-departmental product evaluation, determine the recall level for the products requiring recall treatment, and initiate the recall within 48 hours. Our customer service team will communicate with customers, while the operations team will interface with stores to dispose of shelf goods and the logistics team will conduct inventory of returned goods. In addition, the product quality control team is responsible for leading the investigation of quality incidents and summarizing the incident to avoid recurrence of similar problems and to ensure continuous improvement of product quality.

27 / Environmental, Social and Governance Report



Chemical Safety

We are committed to providing consumers with safe and environmentally friendly products. We strictly comply with standards and product standards in China, as well as other applicable product safety regulations and codes in the countries/regions where we operate and sell, such as EU Regulation EC/1907/2006 on Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), Restriction of Hazardous Substances (RoHS), and California Proposition 65(CP65).

We manage the use of chemical substances in our products responsibly. We keep statistics on the use of chemicals throughout the production process, require all suppliers to monitor the raw materials used and conduct multiple rounds of testing on finished products through the "1+1+1 quality testing mechanism" to ensure that our products do not contain any toxic or hazardous substances that are explicitly prohibited by regulations. We classify chemical safety risks according to product type. We require suppliers to provide Material Safety Data Sheet (MSDS) for high-risk products. At the end of the Reporting Period, the proportion of SKUs with MSDS is about 20%. We require suppliers to provide Certificate of Analysis (COA) for cosmetic products. For TOP TOY OEM suppliers, we require suppliers to provide quality inspection reports for each production batch of chemicals to strictly control the safety and stability of raw materials.

We disclose the primary materials and complete formulations of most of our products. When developing new products, we incorporate the safety risks of chemicals to consumers into our assessments. In addition, we are committed to reducing or eliminating the use of hazardous and restricted chemicals. We maintain a list of categories of high-risk chemicals that we have reduced or banned, including lead, cadmium, formaldehyde, flame retardants and allergenic disperse dyes, as required by relevant regulations and industry standards. As of the end of this Reporting Period, all products developed and sold by TOP TOY did not involve any use of materials containing high-risk controversial chemicals. In addition, TOP TOY conducts quarterly material communication meetings with its suppliers to emphasize the prohibition of high-risk or controversial chemical materials (e.g. bleach and hydrogen peroxide).

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Product Innovation

We strive to provide consumers with a wide range of products to meet their evolving needs. Quickly sensing and keeping up with consumer needs is key to product innovation. We actively engage with consumers through multiple channels, including the MINISO membership program, WeChat mini program, third-party e-commerce and online-to-offline platforms, and store-based communities on WeChat. With our intelligent consumer analytics technology and data analysis capabilities, we capture the latest consumer trends and generate consumer insights that can guide and test our product design and offering.

We have invested significant resources in product design and development. As of the end of the Reporting Period, we had a designer network that includes an in-house team of 157 designers and 40 design partners consisting of internationally renowned independent designers, professional design studios and design academies from 7 countries.

As of the end of Reporting Period

In-house design team of

157 designers

Design partners network consist of

40 internationally renowned independent designers, professional design studios and design academies from

7 countries

Designer Network (excerpt)

KAIQI HUANG
China




AWARD
2018

hoii
China





BAMBÚ STUDIO
Spain





LUCAS & LUCAS
Netherlands

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We work closely with designers and suppliers to achieve dynamic product development and frequently refresh our offerings, and provide consumers with a continuous immersive shopping experience by frequently changing the SKU/product portfolio in each store. We use the "711 philosophy" for product rollout under the MINISO brand - every 7 days, we launch approximately 100 new SKUs, carefully selected from a large library of 10,000 product ideas.

ESG Performance Highlights during the Reporting Period

Launching an average of more than **550** SKUs per month

The flagship brand MINISO offers a portfolio of more than **9,000** core SKUs covering **11** major categories

The pop toy brand TOP TOY offers approximately **3,800** SKUs across **8** major categories

Our co-branding partnerships with IP licensors that own popular brands have opened up a more diverse product design and development direction and increased our brand awareness. As of June 30, 2022, we have established co-branding collaborations with 75 IP licensors. In addition, we have incubated the TOP TOY brand and are committed to building a trendy toy platform to further lead the industry's new wave. We have also developed the ability to identify and cultivate new IPs and co-develop them with independent design artists into popular IP products, mostly under our TOP TOY brand. As of June 30, 2022, we had co-developed 190 of such IP products under our TOP TOY brand with 14 IP licensors..

Supply Chain Management

An efficient and robust supply chain is the key factor for MINISO to win the market. We implement strict supplier access standards, maintain a sound supply chain management system, and strive to help suppliers improve their quality and build a reliable supply chain system.

Supplier Approval Audit

We carry out multiple levels of validations on the qualifications of potential suppliers and conduct an approval audit mechanism that combines internal assessment with independent third-party audits. We set out the content of these audits in our supplier inspection guidelines and Factory Inspection Instructions. In order to verify the performance capability of potential suppliers we carry out detailed supplier access reviews across various dimensions, including the scale of the supplier, the independence of the supplier's quality organization, the completeness of the supplier's facility, and the supplier's social responsibility.

Supplier Management and Capability Enhancement

We have established a sophisticated supplier management system and formulated a series of rules and regulations, such as Supplier Performance Evaluation Specification, Supplier Management Process, Factory Grade, and Supplier Status Management Regulations, to provide clear guidelines for supply chain management. We implement dynamic management of suppliers, conduct regular supplier assessments, carry out unannounced inspections for critical suppliers, and adjust our cooperative relationship with suppliers in a timely manner according to the assessment results.

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We conduct on-site inspections and issue internal evaluation reports for suppliers in high-risk categories or suppliers with product quality problems or customer complaints. For suppliers with serious non-conformities, we will require them to take corrective measures immediately;


Quarterly review of suppliers
On-site supplier inspections
Supplier grading

We will conduct quarterly reviews from the dimensions of quality, R&D, cost and delivery, and adopt a one-vote veto system for the quality dimension. We will classify suppliers into A, B and C levels according to the review results, and strengthen the cooperation of A-level suppliers and reduce or stop the cooperation of C-level suppliers accordingly;

We conduct quarter and annual evaluations based on a wide range of criteria such as product quality, timely delivery, R&D level and service quality of suppliers, and implement supplier classification according to the evaluation results from "one star" to "five stars".

ESG Performance Highlights during the Reporting Period

We had over	China suppliers	Overseas suppliers
1,100 suppliers	**98.9%**	**1.1%**

We strive to help our suppliers improve their capabilities. We conduct monthly supplier training activities, share industry experience and invite third-party organizations to help empower our suppliers. At the same time, for suppliers with problems, we provide directions and suggestions for rectification to continuously improve the quality of the supply chain.

Case: TOP TOY helps suppliers to improve product quality

To help our suppliers improve their own product quality, TOP TOY provides guidance in a number of areas, including recommendations for high quality material and equipment suppliers, suggestions on how to improve the manufacturing environment and increase plant area, and references for other production processes in the industry, etc. This support helps our suppliers improve their competitiveness and provide us with better quality products.

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Information Security and Customer Privacy Protection

In accordance with the business philosophy of "Integrity First", we consider ensuring the confidence of its customers, shareholders, employees and other stakeholders as an important principle of its business activities, and accordingly recognizes that proper management of the security of information assets is an important task. We comply with relevant laws and regulations, such as the Cybersecurity Security Law, the Data Security Law, and the Personal Information Protection Law, and have established a sound organizational structure for information security and privacy protection, actively obtained information security certification, established a proper information security policy and management system and taken practical measures to protect the privacy and security of consumers' personal information.

Information Security and Privacy Organization Structure

We have established an organizational structure for information security and privacy protection consisting of three layers of the management system, i.e., decision-making, management and implementation, with relevant external support teams. The Board is committed to providing the necessary human, financial and material resources for our information security and privacy protection efforts and has clarified that the legal representative of the Company has the ultimate and overall responsibility for the protection of the Company's information security and privacy information. We have established an information security and privacy management office to preside over the management of information security and privacy protection and to act as a proxy for related decisions. At the same time, our human resources, legal and internal audit teams will be part of the information security and privacy protection organization structure as internal support and oversight units to ensure that decisions made under this structure are implemented and properly monitored.





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Organizational structure of information security and privacy protection

The Board

Review relevant work.

Interdepartmental Information Security and Privacy Management Office

Decision-making Level: Responsible for determining the organization's information security and privacy protection objectives, policies and overall implementation plan, approving and guiding the organization's information security and privacy protection-related policies, systems, processes and other documents, and supervising the disposal of information security and privacy protection risks.

Information Security Management Team

Management Level: Responsible for implementing the guidelines and policies formulated by the decision-making level into the work of each functional department or business line, and organizing, managing and coordinating the daily work.

Information Security Working Group

Implementation Level: Under the leadership of the decision-making level and the coordination of the management level, each center is responsible for the implementation of the policies, systems and processes of information security and privacy protection, tracking and handling of information security and privacy protection risks, and revision of related system and process documents.

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Information Security Certification and Policy

We actively obtain authoritative information security certifications. Our main core information system has obtained the Certification for Level 3 Protection Under the National Classified Protection of Information System, and we have obtained both ISO 27001 information security certification and ISO 27701 privacy protection certification covering the whole group. Our information security and privacy protection measures have earned recognition from the industry's top certification bodies.

We have established comprehensive information security work norms and guidelines. We have established an Information Security and Privacy Protection Management Policy, a Supplier Security Management Code and other policies to provide clear guidelines for daily information security work.

Information Security Management System

We attach great importance to the data security protection of our data systems. During the development process of data application systems such as membership systems, we set out a number of information security requirements such as system security, application security, and data security to reduce information system security risks; during system iteration, we will review information security and privacy compliance risks, require rectification of relevant issues to be completed before the system goes online, and update the privacy statement in a timely manner.



Restrictions on access to sensitive information

We set up strict management and review mechanisms for sensitive information, including user data. We carry out an annual review of company system account permissions. Data export needs to be approved through Office Automation (OA) process and judged by the information security group as to whether it needs to be desensitized. After exporting data, if sensitive information is involved, it needs to be sent to the applicant in an encrypted manner. If third party cooperation is involved for data commissioning, sharing, and external provision, we require the third party to sign binding documents such as a personal information commissioning and processing agreement, a confidentiality agreement or a sharing agreement in order to regulate the third-party user's use of personal information.

Information Security Audit

We regularly conduct information security audits that combine internal and external audits to ensure that our information management system is subject to adequate review and oversight.

Internal audit of information security

We organize ISO 27001 and ISO 27701 internal audits every year, and periodic special information security audits are conducted by the information security group every year;

External audit of information security

We receive external audits every year according to the requirements of the ISO 27001 and ISO 27701 systems, and network security audits according to the requirements of Certification for Level 3 Protection under the National Classified Protection of Information System.

36 / Greeting Fun Life with Great Product35 / 2022 Environmental, Social and Governance Report Protection of personal information rightsSupplier information security managementWe define 11 rights of users, such as the right to know, the right to decide, and the right to access personal information in the Management of Personal Information Rights Request Processing, setting out the corresponding company initiatives to fully protect the rights and interests of consumers' personal data.We have formulated and disclosed a privacy statement that sets out how we collect, use, process, protect and store users' personal information and indicates the rights of users in relation to the management of personal information. In the MINISO Privacy Statement, we promise that: we will not share users’ personal information with companies, organizations and individuals other than those who provide services to the users, unless we have users’ individual consent or are required by law to do so; and we will only keep users' personal information for the shortest necessary period of time, unless there is a mandatory retention period required by law. At the same time, we follow the principle of "Minimum Necessary" information collection and optimize the text and actual operation of the user-oriented interface to fully implement the principle of "Minimum Necessary" information collection in terms of both legal documents and operation pages.We incorporate information security risk assessments into our supplier approval evaluations. If a supplier is involved in handling consumer personal information or sensitive company information, we will require it to sign relevant delegation agreements, sharing agreements and confidentiality agreements. At the same time, before signing contract with a supplier, if we find that it is involved in handling personal information of consumers or sensitive company information, it is required to sign the above-mentioned agreements.ESG Performance Highlights during the Reporting Period During the Reporting Period, we had no significant information security or customer privacy breaches. Information security trainingWe have applied advanced information security technologies and developed contingency plans for emergency events. We have deployed sophisticated software and hardware technology solutions in cloud security, offline security, audit and traceability. We have adopted advanced equipment such as cloud firewall, cloud WAF and Bastionhost, and implemented technical solutions such as situational awareness, vulnerability scanning and penetration testing to establish a defense system for information security. At the same time, we have developed Personal Information Leakage Incident Response Procedures and Personal Information Leakage Incident Response Plan, and organize annual personal information leakage incident emergency response drills. On April 22, 2022, our Digital Technology Center, together with the Information Security Group, Legal Department, Government Affairs Department, and third-party lawyers, conducted a personal information leakage drill to test our ability to respond to information leakage incidents and carry out targeted enhancement.In order to enhance awareness of information security and privacy protection, we conduct information security induction training for all employees, and provide information security courses that also cover outsourced personnel. In addition, we conduct special training courses on information security for our customer service team and carry out daily publicity through our public website. During the Reporting Period, we held online courses on Legal Risk Prevention and Control of Network Security and Data Protection, which were attended by 8,835 participants.Information Security Assurance

38 / Greeting Fun Life with Great Product37 / 2022 Environmental, Social and Governance Report Customer Service SystemResponsible MarketingCustomer Complaint HandlingWe build a multi-dimensional service system around pre-sales and after-sales segments, providing customers with omnichannel consulting services such as e-commerce platforms online customer service, 400 customer service hotline, in-store services, and our WeChat Mini Program platform. We also take the initiative to conduct service satisfaction evaluations through the above channels to gather customer feedback. In 2022, our overall customer satisfaction rate was 84.3%. We comply with the relevant national regulations on product after-sales service. We provide consumers with convenient product warranty and return and exchange services. We offer warranty services for specific categories of products. We adopt product return and exchange policies in stores in China, providing consumers with product replacement channels to protect their rights and interests.We insist on responsible marketing. We abide by the Consumer Rights Protection Law, the Advertising Law of the People's Republic of China and other relevant laws and regulations, and develop targeted and responsible marketing management policies. Marketing materials and advertisements are subject to strict review. We train store employees on responsible marketing to ensure that advertisements and promotions are accurate, proper and transparent, avoiding marketing practices that mislead consumers and violate their rights and interests. We proactively identify potential marketing risks in our business and develop appropriate countermeasures based on promotional features and product characteristics. We have incorporated the review of advertising campaigns into our internal risk management process. The marketing, product, and legal teams collaborate to conduct relevant checks. We have implemented an internal cross-checking mechanism for numbers in promotional content to ensure accuracy and authenticity. We also strictly manage promotions in overseas regions and implement a regular inspection and monitoring mechanism so that the relevant promotional content can be published only after approval, to ensure the compliance of marketing work. Considering the special status of blind boxes, we have formulated various standards for marketing work and implemented consumer protection measures. The TOP TOY Blind Box Sales Policy sets out a list of requirements to fully protect the rights and interests of shoppers of blind box, such as regulating the price system of blind boxes, clarifying the blind box rules and establishing a protection mechanism for minors.We have created a Customer Complaint Management System to regulate each department's workflow and timeliness in handling customer complaints. We implement a customer complaints hierarchy and a targeted complaint handling mechanism and timeframe to realize rapid closure of customer complaints. We maintain various complaint channels open to customers, including 400 customer service hotlines, real-time customer service at e-commerce platforms, online channels such as Weibo and Xiaohongshu, as well as in-store offline channels to hear customer feedback. We also provide customer complaint handling training to store personnel. Managers of store in-waiting, junior to senior-level store managers of offline operation centers also receive training in the form of classroom lectures and live broadcasts, in order to further improve their skills in handling complaints.We promptly communicate customer complaints to the corresponding departments and we have established mechanisms for responding to complaints and feedback with improvements. For feedback on store problems, a daily summary of problems will be sent to all responsible persons regionally, and the previous month's store service data will be summarized to the operations department, which will communicate to stores nationally at the beginning of each month. Product complaints will be immediately forwarded to the quality department for further analysis, and at the beginning of each month we will hold a quality review meeting to address problems in common and set up a task force for extraordinary events. In order to implement improvements addressing customer complaints, we respond to service complaints through training, publicity and performance assessment, and we respond to product complaints through measures including regular factory inspections, regular sampling, and supplier accountability.Customer Service and MarketingCustomer satisfaction is our continual goal. We build our professional team based on consumers' needs, provide comprehensive and fast services, and strive to maximize customer satisfaction by addressing various customer demands in an attentive, timely and thorough manner.ESG Performance Highlights during the Reporting Period Within Reporting Period, complaint handling rate100% Case:TOP TOY marketing requirement for Ichiban Kuji We are committed to providing a comfortable and fair environment for Ichiban Kuji consumers and have formulated a series of management rules for store management and product sales：At the same time, we publish the TOP TOY Ichiban Kuji Purchase Instructions for consumers, which will introduce the instructions and purchase rules of TOP TOY Ichiban Kuji Purchase products and other related information. It aims at protecting blind box consumers' right to know and ensures that products can be sold in fair, open and standardized conditions. Standardizing store managementWe require stores to display reward and promotional materials and publicize the redemption progress table, so that customers are clear about the remaining quantity of products and avoid unnecessary disputes. Only staff above a certain rank are qualified to conduct the unpacking process under supervision, and the tickets for exchanging gifts must be mixed during the unpacking process to ensure fairness and impartiality.Ensuring fair salesWe require stores to prohibit the sale of prizes to juveniles. Even if adults accompany juveniles, the Ichiban Kuji prizes must be purchased by adults. The shop assistants must take the initiative to check the number of tickets and the number of redeemed prizes on the redemption progress table with customers and implement validation procedures before sales. Otherwise, shop assistants should post the redeemed tickets on the "redemption progress table" in a timely manner. If all the products of a certain grade are redeemed, a "redeemed" sticker must be placed on the "redemption schedule".Overall customer satisfaction rate of Reduction in the number of customer service complaints compared to 2021 84.3%20%

40 / Gathering Power for a Better Life 39 / 2022 Environmental, Social and Governance Report 03 Company depends on the cohesion of our employees. We fully respect and protect the basic rights and interests of our employees, provide them with a diverse, inclusive, healthy and safe working environment, and facilitate their diversified development. We also work together with our partners to build a responsible supply chain.Significant topics in this sectionEmployee Rights Protection, Supply Chain Management, Diversity and Inclusion, Employee Development and Training, Occupational Health and SafetyResponse to the SDGs Response to HKEx IndicatorB1 EmploymentB2 Health and SafetyB3 Development and TrainingB4 Labor StandardsB5 Supply Chain Management Empowering a Better Life for Our Employees

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Employee Rights Protection

We strictly comply with the Labor Law of the People's Republic of China, the Labor Contract Law of the People's Republic of China, the Regulations on the Prohibition of Child Labor and other relevant laws and regulations, and have established internal management policies such as the Personnel Management System, the Compliance and Accountability System and the Attendance Management System and promote fair and non-discriminatory employment policies. We fully respect and protect all our employees' legal rights and interests pertaining salary, dismissal, working hours, and holidays in strict accordance with internal guidelines and ensure that our employment practices are legal and compliant. We have incorporated provisions on anti-child labor, anti-forced labor and anti-discrimination practices into the above-mentioned internal policies, explicitly prohibiting child labor, any type of forced labor, and opposing all discrimination based on gender, age, religion and nationality, harassment and similar misconduct. During the recruitment, we strictly comply with the national laws and regulations on prohibiting child labor and forced labor, rigorously screen the identity information of employees, and make whistleblowing channels available. In the event that child labor is found to be wrongly employed, we will deal with the person involved in accordance with our accountability system, protect their legal rights and interests in accordance with the requirements of the relevant authorities, and send them safely to their parents or guardians.

ESG Performance Highlights during the Reporting Period

Labor Contract Signing Rate of the Group

100%

Among them, the coverage rate of collective contract for employees and special collective contract for female employees in Miniso (Guangzhou) Co., Ltd. is 100%.

Since the founding of MINISO, we have had no incidents of child labor, forced or compulsory labor, or other violations of employment laws, regulations, or related guidelines in the places where we operate.

We continue to improve our compensation and incentive system to attract and retain talents. We have formulated the Payroll Approval and Management Regulations and the Performance Bonus Management Measures, established the Objectives and Key Results (OKR) system and performance pay evaluation mechanism, and place great emphasis on incentivizing our employees through the compensation system. We provide monthly, quarterly and annual short-term incentives for employees and implement equity incentive plans to create long-term incentives for key talents.

ESG Performance Highlights during the Reporting Period

Granted stock options and RSUs to

309 people including Directors and senior management and other employees of our Group

More than

90% employees' compensation package includes incentive for performance component

OKR performance appraisal program achieves full coverage of manager and above-level employees and knowledge-based employees.

We are also committed to providing our employees with strong employee welfare protection. We provide basic employee benefits such as "five insurance and one housing fund" and paid holidays such as paid maternity leave and paternity leave in accordance with the law, and provide employees with various welfare benefits such as wedding gifts, seniority awards, overseas travel allowances and hospitalization allowances for maternity to enhance employees' happiness and sense of belonging.

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Diversity and Inclusion

We insist on carrying out talent recruitment in a fair, open and impartial manner. We implement talent matching in strict accordance with job requirements and job qualifications in a non-discriminatory manner, without differentiation due to differences in household or regional origin, ethnicity, race, gender, religious beliefs, disability, marriage, childbirth, etc.

Percentage of employee diversity in 2022


By Gender
41.1%
58.9%
Male
Female
By Age
0.7%
48.2%
51.1%
Under 29 years old
30-49 years old
50 years old and above
By Geographical Region
41.4%
58.6%
China
Overseas countries

ESG Performance Highlights during the Reporting Period

We had **3,372** employees located in China, Singapore, USA, Canada, Indonesia, India, Uzbekistan and other countries.

The number of female employees at senior management level was **4**, and the total number of female employees at the middle management level and above was **287**, accounting for about **50%** of managers.

100 ethnic minority employees.

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Case: Winning several HR management awards

Our HR management work was recognized with various awards, including the "Best Practice of 2021" awarded by Business School of Renmin University of China, China Human Resources Theory and Practice Alliance and the Beisen “2021 China Talent Management Mechanism Exemplary Award”.



"Best Practice Award of 2021"



“2021 China Talent Management Mechanism Exemplary Award”

We are committed to providing a diverse and inclusive working environment for our employees, advocating gender equality promoting interaction among employees from different regions, and fostering an atmosphere of diversity, equality and inclusion through multicultural integration activities such as the "Two Sides of MINISO people" global campaign and overseas Fun Color Run.

Case: "Two Sides of MINISO people" global campaign

In order to enhance mutual understanding among global employees and promote communication between headquarters and overseas departments, we launched a global campaign called "Two Sides of MINISO people". We asked employees globally to capture moments in both their work day and spare time by making "Wink out another side of fantastic life" posters, showing the vitality of MINISO employee life all over the world.


10-year Senior English Training Expert
Tiktok Fitness Blogger
In MINISO
In Spare Time
The other side of JOY

" Wink out another side of beauty " poster

We advance our globalization and localization talent strategy and create more career opportunities for people in different regions alongside the development of our business. We have built up a locally rooted talent team, as the localization rate of operations talents and store managers reached 94% and 99% in the Indonesia and Mexico markets respectively as of June 30, 2022.

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Employee Development and Training

We have created a broad development program for employees and provide diversified career development paths. To ensure that employees with virtue and talent can stand out, we have established an open, transparent and competitive talent promotion mechanism, designed three clear promotion channels for management, professional and auxiliary positions, and regularly carry out employee performance appraisal and talent inventory.

We also continue to improve our vocational training system and provide a wide variety of training opportunities for all employees, including outsourced employees. We formulate training plans every year and provide more than 1,000 training courses through our employee learning platform. We also offer professional and leadership training programs and special employee development programs such as Genius Professional Management Trainee and Dark Horse Integrated Management Trainee for different development needs of our employees, so as to comprehensively improve their professional ability and comprehensive quality. At the same time, our employee union has set up an on-the-job education subsidy policy for employees who participate in open education and adult college entrance examinations.

ESG Performance Highlights during the Reporting Period

Coverage of employee training*

100%

Total training hours*

35,887.5

Average training hours*

17.5

Case: MINISO leadership and job skills training programs

We offer leadership and job skill development programs for different functions and levels of staff (including interns and outsourced staff).

Leadership development: We have launched the Cloud program, Spread the Wings program and New Wings program to help junior, middle and senior managers develop good leadership skills.

Professional skills and job skills development: We offer a number of job skill training programs, such as the Group's Open Course, HR Career Acceleration Program and Operations Reserve Pool, and provide employees with professional skills training in merchandising, marketing and information technology. During the Reporting Period, the Lion King Program, the Inspired Fox Program and the Dragon Program conducted a total of 140 hours of classes.


名创优品人才培养全景图

Panorama of talent cultivation



Lion King Training Program Course



Inspired Fox Training Program

*The scope is for employees in China.

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Employee Care and Communication

We help employees achieve work-life balance and facilitate diverse employee activities. We have established clubs for running, badminton, basketball, football, table tennis, yoga, etc., and regularly organize employees to participate in weekly sports activities. We hold monthly birthday parties around different themes according to employees' constellations to enrich their spare time.

ESG Performance Highlights during the Reporting Period

During the Reporting Period, a total of **12** group birthday parties for employees, **3** interest mini-class activities, **115** club activities, **7** online mini-games and **9** fellowship activities were held.

Covered **6,521** people and published **64** promotional tweets to enrich employees' spare time and enhance the cohesiveness of our employees.



Flower arrangement mini-class



Mental health activities


名创优品

Basketball Club


MINISO

Employee birthday party

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We provide care and support for female employees. For pregnant mothers, we provide special seats in the restaurant, offer warm brown sugar and ginger drinks and have established "Loving Mother Spaces" to provide an exclusive space for baby nursing and rest. We have a service point at the front desk, providing female employees with spare sanitary napkins, blankets, hair dryers, etc.

ESG Performance Highlights during the Reporting Period

During the Reporting Period, a total of

40 pregnant employees were served by the "Loving Mother Spaces"

We assisted

9 female employees in applying for the upper-level union's hospitalization subsidy for childbirth

We open up communication channels for our employees and listen to their voices. We conduct employee engagement surveys every two years, covering the entire industry chain, including franchisee employees and outsourced employees. Through the employee engagement survey, we understand employees' perspectives and suggestions on issues such as corporate culture, employee experience, and compensation and benefits. Based on the issues identified in the survey, we promptly carry out corresponding improvement measures to continuously improve employee satisfaction. During the Reporting Period, we conducted special improvements on healthy living and work, promoting efficient work and reducing working hours. The average working hours of working days in the first half of 2022 decreased by 9% compared with the first half of 2021, and the active turnover rate decreased by 4.47%.

ESG Performance Highlights during the Reporting Period

During the Reporting Period, we conducted an engagement survey, and the valid employee response rate reached over

90%



Compared to the first half of 2021, average workday hours in first half of 2022 decreased by

9%

the active turnover rate decreased by

4.47%

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Occupational Health and Safety

We give top priority to the occupational health and safety of our employees. We strictly abide by relevant laws and regulations, including the Law of the People's Republic of China on Safety Production, the Law of the People's Republic of China on Fire Fighting, and the Law of the People's Republic of China on Prevention and Control of Occupational Diseases. We develop Security Management System, Access Management System and other internal guidelines. We take necessary measures to guard the physical and mental health of employees.

We are committed to providing a safe and good working environment for our employees. We provide guidelines on work safety, strengthen daily safety supervision, and provide employees with complete safety tools and equipment. We actively organize safety training and drills for employees to strengthen their occupational safety awareness. We also organize medical check-ups and consultations for our employees and conduct mental health popularization activities. For employees involved in high-risk jobs, we purchase commercial insurance such as overseas long-term dispatch commercial insurance. We provide comprehensive occupational health and safety protection for our employees.

Case: Ensuring the safety of store staff

In response to the occupational health and safety hazards that may be involved in the work of store staff, such as falls, bumps/smashes, scratches/cuts, and fire safety, we have taken the following measures to reduce occupational health and safety risks and safeguard their health.

Reinforce store safety supervision: we incorporate safety management checks into the store compliance checklist and urge stores to implement safety measures and correct deviations in a timely manner through daily store inspections.

Conduct safety training: we develop safety training courseware and provide regular training to store personnel. Meanwhile, we require store managers to conduct training periodically.

Cultivate personnel safety awareness: store managers and all staff are required to promptly eliminate unsafe conditions on the ground, and safety reminder signs need to be placed in fall-prone areas.

Provide guidelines on work safety: we provide guidelines on tool safety inspection and safe operation specifications for common working scenarios, such as using ladders, using knives and placing commodity boxes.

Carry out traffic safety and fire safety publicity: we strengthen traffic safety awareness, provide training on basic skills in using fire equipment, and state requirements for fire safety measures in stores.



Summer care activities

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Responsible Supply Chain

We are committed to building a healthy and sustainable supply chain. To ensure reliable product quality and sustainability of our supply chain, we continually strengthen our supply chain assessment requirements on social responsibility and have developed several mechanisms to enhance the social responsibility performance of our suppliers.

Social responsibility requirements are integrated into the supplier approval threshold. Social responsibility requirements, such as labor rights protection, environment (all types of pollutants must be treated by compliance before discharge) and health and safety protection, are included in the main audit content of the Factory Inspection Instructions (included in internal company audits and audits by third-party organizations). Social responsibility compliance is at the same level of importance as quality, price and other assessment items, and once violations are found, suppliers will be rejected.


01
02
03
04

02: We include provisions related to the code of conduct for social responsibility in our supplier cooperation agreements (such as the Supplier Business Conduct Agreement), which suppliers must sign and follow.

03: We encourage suppliers to obtain ISO 45001, ISO 14000, BSCI and other certifications.

04: We improve supplier social responsibility performance through incentive policies, such as conducting green procurement and prioritizing the launch of relevant products.

We focus on the protection of labor rights in the supply chain, propose performance requirements for labor management of suppliers and conduct performance reviews. We specify detailed requirements for suppliers' labor management, which cover key elements such as working hours, minimum wage, overtime pay, and occupational health and safety protection. During the Reporting Period, we reviewed the labor management status of all new suppliers and existing core suppliers, and almost all of our core suppliers passed the labor management status review (the combined amount of purchases from such core suppliers accounted for approximately 80% of the total purchase amount).

the combined amount of purchases from such core suppliers accounted for approximately

80%

of the total purchase amount

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Summary of the Code of Conduct for Social Responsibility

Against forced or compulsory labor

Suppliers shall not employ any forced or involuntary labor, nor shall suppliers outsource products to such labor for production.

Against child labor

Suppliers shall not employ child labor. The term "child" means a person under the age of 16 or under the legal minimum age for employment as defined by local regulations.

Remuneration

Suppliers shall comply with all relevant laws and regulations concerning wages and working hours, including those concerning minimum wages, overtime, maximum working hours, etc., and provide benefits as required by law. Also, suppliers shall pay employees for overtime work at the standard rate specified by law, or at least at a rate equivalent to the regular hourly rate if the standard rate is not specified by law.

Non-discrimination

Suppliers shall not discriminate against employees in the hiring and employment process, including discrimination against employees in terms of wages, benefits, promotion, punishment, dismissal or retirement based on race, religion, age, nationality, social or ethnic groups, sexual orientation, gender, political views or disability.

Association

Suppliers will respect the right of employees to associate, organize and bargain collectively in a lawful and peaceful manner, without penalty or interference.

Health and safety

Suppliers will provide a safe and healthy workplace for employees in accordance with all relevant laws, regulations and rules.

50 / Gathering Power for a Better Life

We attach great importance to the control of supply chain business ethics risks including environmental and social risks. We sign business code of conduct agreements with our suppliers, perform supply chain integrity risk assessments through our integrity audit system and annual supplier factory inspection system to identify environmental and social risks along the supply chain, and conduct individual supply chain business ethics training. In December 2021, we conducted business ethics training for supplier representatives during our supplier conference, further strengthening their business ethics awareness.

ESG Performance Highlights during the Reporting Period

·MINISO brand signs anti-corruption agreements with **100%** of our active suppliers.TOP TOY also signs integrity agreements with **100%** of suppliers

·Supply chain business ethics training covered **100%** of core suppliers

·We signed Code of Business Conduct agreements with **724** suppliers and conducted related audits of **524** of them

·**615** suppliers received ISO 9001 quality system certification

·**205** suppliers received ISO 14001 environmental management system certification

·**105** suppliers received ISO 45001 occupational health system certification

·**51** suppliers received BLUE SIGN certification

52 / Green Development to Create a Better Environment51 / 2022 Environmental, Social and Governance Report A1 EmissionsA2 Use of ResourcesA3 The Environment and Natural ResourcesA4 Climate Change Green Development to Create a Better EnvironmentWe pursue a philosophy of simple, natural, quality living and always practice sustainable development while developing products. We are committed to creating a sustainable life through climate change response, creating low-carbon products, and practicing green operations.Response to HKEx IndicatorSignificant topics in this sectionGreen packaging, raw material procurement, response to climate change, water management, waste management, energy management, product carbon footprintResponse to the SDGs

54 / Green Development to Create a Better Environment53 / 2022 Environmental, Social and Governance Report Climate ChangeWe actively address climate change-related risks by establishing a crisis management team and developing an internal crisis management policy to minimize our exposure to hazards caused by heavy rainfall, flooding, earthquakes, or other extreme weather conditions or natural disasters. In addition, we refer to the recommendations of the Task Force on Climate-related Financial Advisory Disclosures (TCFD) created by the Financial Stability Board (FSB) to disclose our climate-related priorities in the core areas of governance, strategy, risk management, metrics and targets. The relevant progress we have undertaken during the Reporting Period is as follows.GovernanceStrategiesManagement is very concerned about climate change issues and actively discusses relevant countermeasures.Systematic identification of climate change risks to the Company's business and possible financial impact.Measures to mitigate the effects of climate change. Indicators and targetsRisk ManagementProactively explore ways to reduce greenhouse gas emissions at all stages of the product cycle (e.g., installing new energy equipment, replacing non-biodegradable packaging, promoting sustainable sourcing and product innovation, etc.)In the future, we are committed to achieving stable CO2 emissions from the use of electricity in office areas at around 134 kg CO2 revenue per RMB million (FY2020: 178.94，FY2021: 171.74，FY2022 : 134.00)Establish a sound risk management mechanism and a comprehensive risk management team.Climate change adaptation has been identified as a significant ESG risk. The effects of climate change, including extreme weather and natural disasters, could lead to fluctuations in raw material prices and availability of supplies, damage to stores, office facilities, and supplier facilities, adverse effects on employee health and safety and delays in product delivery by suppliers, among other consequences. In response to possible extreme weather, we have clarified the relevant emergency measures in the Emergency Incident Handling Plan and Rainy W eather Precautionary Notice. We refer to the extreme weather warnings to strengthen precautions and guide offices and stores to take measures such as reinforcing equipment, cutting off power, clearing water and transferring materials to ensure the safety of personnel and reduce losses. Based on the current ESG risk identification, we have incorporated climate change-related issues into the risk management process, and climate change risk assessment and management has been gradually improved. We are increasingly aware of the environmental impact of the many types of products we design, commission, and sell. Therefore, we are very concerned about the carbon footprint of our products and are committed to contributing to global environmental protection efforts. We consider the environmental attributes of our products and we are mindful of the need to reduce energy consumption in the design, packaging, and recycling process. In addition, we plan to conduct a product carbon footprint assessment to identify the potential for reducing emissions throughout the life cycle of our products from "cradle to grave" and to reduce the carbon footprint of our products through energy saving and emission reduction measures.We focus on product selection, and all our brands consciously promote environmental upgrades in the upstream supply chain, including product design and development and product packaging. We have already launched several highly recognized eco-friendly products, including biodegradable toothbrushes that use wheat orange straw as a raw material and counterweight coins that use recycled materials for some of our "blind box" products. In the future, we strive to advance several initiatives and create more eco-friendly products in categories including beauty tools, home, stationery, and figurines.Products are made from 100% recycled or natural and plastic materials and from suppliers certified by the Forest Stewardship Council ("FSC").Develop the "MINISO ECO" logo for plastic-free, easily recyclable, renewable, reusable, BPA (bisphenol A) -free or lead-free products, and is widely used in more environmentally friendly products.Product Carbon Footprint Green ProductsWe insist on implanting the concept of environmental protection and low carbon into all aspects of the full life cycle of our products. We continuously work to reduce the carbon emissions associated with our products, implement green packaging to improve our use of resources, improve raw material traceability and management, and create more environmentally friendly products. Case: TOP TOY brand actively promotes supply chain carbon reduction The suppliers we work with at TOP TOY are obliged to reduce emissions.In supplier selection, the TOP TOY procurement department actively responds to the national policy of energy saving and emission reduction. We consider whether suppliers implement emission reduction measures in the core indexes of supplier selection, which include waste, wastewater, waste gas recovery and purification, etc. Only after passing the field inspection, the factories that meet the standards can be included in our qualified supplier list.Starting 2022, we require our partner factories to make carbon emission estimates before each production run and to collect and review carbon emissions after product delivery. 30% of our suppliers have actively cooperated with us in the data collection process during the Reporting Period.Our suppliers actively cooperate with the local government's efforts to limit and save electricity and increase energy-saving and environmental protection equipment to enhance environmental protection and energy conservation.

55 / 2022 Environmental, Social and Governance Report

Green Packaging

We comply with domestic and international laws and regulations related to product packaging and reduce the use of packaging materials through green packaging, lightweight packaging, and packaging recycling. The various measures we have taken include:


Restricting the use of plastic, cardboard, paper and other materials for packaging and storage of products.
Providing biodegradable, recyclable, and environmentally friendly logo packaging and bags for consumers to use for a fee.
Developing and incorporating environmentally friendly elements in our products, such as using recycled materials.
Adopting a strict recycling policy to ensure proper recycling of materials used disposed in store operations.

We are committed to reducing plastic bags in our retail stores and setting related plastic reduction targets.

ESG Performance Highlights during the Reporting Period

In the future, we will continue to implement several measures to reduce the use of plastic bags to reach a percentage of plastic bag use of less than

75% (FY 2022：79%)

56 / Green Development to Create a Better Environment

Case: TOP TOY brand green packaging practice

Our TOP TOY brand actively practices green packaging by standardizing the management of packaging material suppliers and unifying designated packaging processes, adopting environmentally friendly techniques, and reducing excessive packaging, thereby reducing the consumption of packaging materials.

- The product packaging process abandoned lamination and other non-biodegradable methods using UV varnishing. The process uses almost no solvents, results in minimal volatile organic emissions, and can reduce air pollution. By curing the coating through ultraviolet radiation, the process can reduce the required thermal energy consumption.
- Except for a few flagship products, we have reduced the use of the inner box with the printing process; for larger products, we use the inner tray and environmentally friendly kraft paper that can be directly recycled.
- We use low toxicity printing on the packaging and select the most suitable packaging size for the product to reduce the use of paper materials.

Case: National retail store carton recycling

We support retail stores nationwide to implement carton recycling, require carton sales to be deposited back to the Company's designated account on the 15th and 30th of each month, and conduct a quarterly review of carton deposits from store sales. We recycle cartons in three main ways to improve material use efficiency.

- Specialized stores' standard boxes are recycled with special vehicles, and the recycling rate is no less than **90%**.
- Non-exclusive stores sell standard boxes at market prices.
- Specialized stores and non-specialized stores of other small and medium package size cartons are sold at market price.

Raw Material Traceability

We attach great importance to the sustainability of our raw materials. We continue to optimize our raw material traceability and process management mechanisms for our primary raw materials, such as paper and cotton. At the end of the Reporting Period, we used FSC certified paper in some of our products. In TOP TOY's supply chain procurement process, we audit and verify the compliance of each batch of raw materials with our factories' upstream material companies. Starting from the raw materials of the products themselves as well as the painting raw material, we ensure that each product meets the internal environmental requirement index.

57 / 2022 Environmental, Social and Governance Report

Green Operations

We uphold the concept of low-carbon green development and strictly comply with the Law of the People's Republic of China on Environmental Protection and the Law of the People's Republic of China on Energy Conservation and other relevant laws and regulations. We set environmental goals while continuously improving our environmental management system and formulating internal rules and initiatives, such as the Safe Work and Low Carbon Living initiative. We actively practice green operations, optimize energy use, and reduce resource consumption and waste. We work with our employees to actively explore and implement environmental improvement measures, promote green office management, and reduce the environmental impact of our business operations.

Resource Management

To reduce greenhouse gas emissions and conserve energy, we have adopted several energy-saving measures, including finding effective ways to reduce energy use, and promoting green concepts among our employees. We also promote various energy-saving measures, such as retrofitting energy-efficient lighting fixtures and maintaining a paperless office. We also use kilowatt hours per million of revenue as an indicator to monitor the effectiveness of our energy-saving efforts. Thanks to our emission reduction measures, our kilowatt hours per million of revenue have decreased in recent years.

ESG Performance Highlights during the Reporting Period

In the future, we are committed to achieving a stable electricity consumption per revenue of RMB1 million in office area of around

230 kWh

Electricity consumption per RMB1 million revenue for the past three fiscal years and the current fiscal year

Regional category	FY2019	FY2020	FY2021	FY2022
Administrative Office	324.7	293.3	281.5	230.5
Stores	Undisclosed	Undisclosed	Undisclosed	849.9
Warehouse	Undisclosed	Undisclosed	Undisclosed	185.2

We attach importance to the efficient use of water resources. We take several water conservation measures to reduce water consumption, including adopting induction or water-saving facilities and strengthening daily inspection and maintenance management of water-using equipment. We also post water-saving signs to raise employees' awareness of water conservation.

ESG Performance Highlights during the Reporting Period

In the future, we will focus on improving water efficiency and work to keep the annual leakage rate to less than

1% (FY2022:<1%)

58 / Green Development to Create a Better Environment

Emissions and Waste Management

We strictly comply with relevant laws and regulations regarding discharge and waste and manage and dispose of pollutant discharge and waste in compliance with the operation process. We strictly comply with the relevant requirements, and our office complies with the discharge of wastewater into the city sewers to reduce environmental pollution.

We collect separately and hand non-hazardous waste such as office and food waste over to an outside organization for recycling. > **Non-hazardous waste**

Hazardous waste < We will collect hazardous waste such as waste printer toner cartridges/cartridges and waste lamps separately and store and manage them safely, and then hand them over to qualified professional third parties for unified treatment, focusing on control and supervision of recycling and treatment.

ESG Performance Highlights during the Reporting Period

During the Reporting Period

216.70

tonnes of non-hazardous waste were generated

297.72

kg of hazardous waste were generated

Going forward, we will ensure hazardous waste compliance recycling rate

100%

effluent discharge compliance rate

100%


旧电池回收
Used battery recycling

59 / 2022 Environmental, Social and Governance Report

Green Office

We advocate a green and simple office, working with our employees to carry out monthly environmental protection activities and actively promote several low-carbon office measures.

Resource conservation	We save water, electricity, paper, and other resources and reduce the use of disposable supplies (such as bottled drinking water, paper cups, fast food boxes, etc.).
Recycling	We set up "MINI SHARE" stationery sharing station and recycling station to recycle unused office supplies, discarded cardboard and magazines. At the same time, we set up a secondary paper recycling station to recycle single-sided printing paper for reuse.
Travel	We prioritize public transportation travel and use videoconferencing to replace some travel.
Meetings	We share materials such as publicity and conference materials and plan on the principle of recycling.


WARM PROMPT
温馨提示
文具共享站
MINI SHARE

Stationery sharing station


节约用水
珍爱资源
请在不使用时
关闭设备

Green office warm reminders

Case: Office paper recycling boxes

We set up a "MINI SHARE secondary paper recycling station" in the office area, advocating employees recycle single-sided printing paper to improve resource use efficiency and reduce waste.


WARM PROMPT
温馨提示
二次纸回收站
MINI SHARE

Paper recycling

60 / Green Development to Create a Be

Environment and Natural Resources

We have always considered protecting the environment and natural resources to be one of our critical responsibilities. Our business has a low impact on the environment and natural resources. While maintaining sound operations, we are committed to identifying and managing the potential negative consequences of our business activities on biodiversity and ecosystems following the Global Biodiversity Conservation Targets and the Nature Conservation Programme of the People's Republic of China. We benchmark ourselves against leading domestic and international peers to reduce our negative impacts on the environment.

ESG Performance Highlights during the Reporting Period

During the reporting period, we did not contribute significant environmental pollution or negatively impact biodiversity.

Leading Green Consumption

While actively practicing green development, we are committed to transferring the concept of sustainable development to our partners. We are actively building a low-carbon and environmentally friendly green product industry ecosystem by relying on our in-depth cultivation and extensive cooperation in the whole industry chain. We strive to involve more partners and consumers worldwide in our environmental protection activities, empowering them to contribute to the creation of beautiful, high-quality life experiences for all.

62 / Caring about Society and Sharing Goodness61 / 2022 Environmental, Social and Governance Report 05 B8 Community Investment Caring for Society and Sharing GoodnessWe have always been committed to public welfare and charitable causes. We have taken on the responsibilities and obligations of corporate citizenship, constantly delivering positive energy to consumers, partners, and society. Since our establishment, we have actively promoted many public welfare projects around the four major themes of "children", "women", "critical illness" and "disasters". As we explore high-impact ways of improving public welfare, we will leverage our brand's youthful appeal and join hands with people from all walks of life to build a new ecology of public welfare.Response to HKEx IndicatorSignificant topics in this sectionCharitable ActivitiesResponse to the SDGs

63 / 2022 Environmental, Social and Governance Report

ESG Performance Highlights during the Reporting Period



We donated a total of

RMB **300,000** to different charities

donated materials worth

RMB **5,039,600**

Our employees actively participated in charity activities for a total of

672 hours

Innovative Charity Programs

We focus our charity efforts on supporting and participating in socially responsible programs consistent with our values that take practical action to support children, women, and those suffering from severe illnesses and disasters. In recent years, we have deployed more resources to better meet the challenges of those in need. We find new ways to positively impact the communities around us and work with our partners across sectors to create a new system of philanthropy worldwide. Together with the China Children's and Adolescents' Charity Foundation, we launched the "RED POWER" project to provide health and well-being education for "left-behind" girls. We aim to raise awareness of health and hygiene among adolescent girls in developing regions, and to call attention to women's health needs.



64 / Caring about Society and Sharing Goodness

Case: "RED POWER" charity project

We hope to give young girls and their families in developing areas of China the freedom to use safe and healthy sanitary napkins. We spread awareness of the health needs of young girls so that women in developing areas can raise awareness and pay attention to personal hygiene and health issues. With this goal in mind, we are working with the China Children's Charity Foundation to regularly visit rural schools quarterly to donate sanitary kits and conduct health classes to improve young girls' hygiene conditions and promote women's health education.


2021名创优品"RED POWER"她友力走进河南郸城



"RED POWER" public welfare project activity site(May 2021)

At the same time, we hope to use the "RED POWER" project to guide the public and enterprises to pay attention to the health status of young girls in developing regions. We call on more people to help adolescent women in developing regions escape the menstrual dilemma through comprehensive coverage of public welfare.

To reach the target audience more directly, we leverage the advantages of social platforms such as Weibo and WeChat, accelerating campaign's through emotional resonance and "acquaintance socialization". We turn "public welfare work" into a joyful experience that can be shared with friends. On Weibo, we encouraged users to upload their photos of the stores with the hashtag #RED POWER to the platform to interact with more users and expand the influence of the campaign. On WeChat, we used short videos and long graphics to communicate directly with users and stimulated their interest in participating by forwarding materials to their circle of friends and sending them directly to the community. In addition, we invited users to leave messages related to the campaign at stores in Beijing, Shanghai, Shenzhen, Guangzhou, Chengdu and Xi'an. These messages were featured on a promotional poster to further spread the message.


MINISO
我们的关注将
成为她们的温暖


MINISO
我是名创优品
RED POWER
公益合伙人
在一块儿
不止一块

"RED POWER" store activity site（September 2021）

We are also committed to raising awareness of global warming, climate change, and other environmental protection issues. We have integrated our efforts to protect the environment with our business plan by developing and selling MINISO's Penpen plush toys in the shape of penguins. We urged consumers to join us in our efforts to mitigate global climate change and protect the environment.

66 / Caring about Society and Sharing Goodness65 / 2022 Environmental, Social and Governance Report Case: Launch of the #TakePenpenHome campaign by MINISO to raise donations for reforestation in the Andes We partnered with ECOAN, a Peruvian NGO, to launch a global initiative to plant trees in the Andes of South America. For every Penpen penguin purchased by our customers, we would invest US$1.33 in planting a tree in South America. With this campaign, we hope to urge consumers to be environmentally conscious, practice a green lifestyle, and take action to address climate change.The joint initiative began in November 2011 and spanned across more than 30 markets. It centered around a pivotal character from the original MINI family line, the MINI Pen penguin, affectionately known to consumers as Penpen. An image that is the quintessential symbol of Antarctica and we hoped to remind people of the need to take immediate action to mitigate the effects of climate change.In countries such as the United States, India, and Indonesia, this plush penguin toy accounted for approximately 15% of all plush toy sales during the Reporting Period. The MINI Penpen stuffed toy was in short supply due to strong consumer support for the charity. ECOAN's Executive Director, Constantino Aucca, commented on the project, "It's no easy feat to achieve such results in just two months, proving that many consumers believe in doing their part for the environment. We are very grateful to such an excellent partner as MINISO".As of June 30, 2022, 37 countries and territories worldwide participated in the campaign and donated a total of US$153,300 for a project that will plant 115,000 trees in the Andes. Photo: Customers get a certificate for purchasing Penpen Case: MINISO actively organizes volunteers to participate in community service work Our volunteers are active in all kinds of public welfare volunteer services and actively support various community service work. We have set up a volunteer club with 14 registered volunteers; we signed a cooperation agreement with Longjin Street Community Volunteer Service Station to mobilize party volunteers and ordinary workers to participate in relevant community service work. Photo: Volunteer Action for Epidemic Prevention and ControlFocus on Social NeedsWe encourage our employees to participate in volunteer work and community public welfare, epidemic prevention and control, and other volunteer service actions. We provide support and help to the groups in need as much as possible and spread love in our communities. We have formulated the "Implementation Measures of Star Rating and Grading Points Management for Party Members of MINISO" to reward party members who participate in voluntary service activities with additional points. We take the relevant point result as the key index for the evaluation and promotion of party members. Party members with five star awards will become the recommended candidates for the assessment of priorities and receive commemorative medals and bonuses.In 2022, we organized 16 volunteers to carry out the "Used Clothes Recycling" public service and collected 860 kilograms of used clothes and exchanged them for RMB 1,462.During the Reporting Period, MINISO headquarters collected 68 volunteers to support the epidemic prevention and control work, participated in 11 epidemic prevention and control volunteer service operations, and completed the labelling and bagging of 12,000 sampling tubes and nearly 10,000 nucleic acid tests.Encouraging volunteerism

67 / 2022 Environmental, Social and Governance Report



Contributing to disaster relief and reconstruction

We are also actively involved in disaster relief and reconstruction activities, providing personnel and material support to the affected areas. In July 2021, Henan province suffered from extreme rainfall and severe flooding. After the disaster, we announced a donation of RMB5 million for emergency relief supplies to the disaster area. We launched a joint relief operation with the Tencent Foundation, the Chinese Red Cross Society, and the Hebi Charity Federation. We quickly organized emergency coordination and allocated supplies from six warehouses across China to the disaster area. Amidst the challenging local disaster situation, we overcame staff shortages and poor logistics. We successfully contacted the receiving units and delivered the supplies to the relief site.

After the disaster, we announced a donation of

RMB **5** million

for emergency relief supplies to the disaster area.


名创优品驰援河南公益物资
名创优品驰援河南公益物资


名创优品驰援河南公益物资

Photo: MINISO Donates Public Welfare Materials to Affected Areas in Henan

68 / Caring about Society and Sharing Goodness

Caring for Overseas Communities

As our stores go global, our community philanthropy initiatives also reach into overseas communities. We have actively leveraged the influence of Miniso in overseas communities to donate epidemic prevention supplies and distribute food to the needy, and have conducted several fundraising campaigns to raise money and supplies for poor children, seriously ill children, and orphans, spreading Miniso's love to the world.



Case: MINISO Thailand "Colouring Workshop" event

In July 2021, a "Colouring Workshop" event was held in Thailand, to advocate "children helping children". We invited local children in Thailand to color Penpen and donated their pens and stationery to orphanage children, attracting many local parents and children to participate in this public event.


Penpen
PENPEN
MINI SO

Photo: Local consumers in Thailand actively participated in the Colouring Workshop

69 / 2022 Environmental, Social and Governance Report

70 / Appendix

Appendix

Appendix I: Index to the HKEx Environmental, Social and Governance Reporting Guide

Dimensions, General Disclosures and Key Performance Indicators	Description	Page
A1: Emissions		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and GHG emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	P57-P58
Key Performance Indicator A1.1	The types of emissions and respective emissions data.	P73
Key Performance Indicator A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P73
Key Performance Indicator A1.3	Total hazardous waste produced (in tonnes) and where appropriate, intensity (e.g. per unit of production volume, per facility).	P58, P73
Key Performance Indicator A1.4	Total non-hazardous waste produced (in tonnes) and where appropriate, intensity (e.g. per unit of production volume, per facility).	P58, P73
Key Performance Indicator A1.5	Description of emissions target(s) set and steps taken to achieve them.	P53
Key Performance Indicator A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	P58-P59
A2: Use of Resources		
General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials	P54-P60
Key Performance Indicator A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	P57, P73-P74
Key Performance Indicator A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	P57, P74
Key Performance Indicator A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	P57-P59
Key Performance Indicator A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	P57-P59
Key Performance Indicator A2.5	Total packaging material used for finished products (in tonnes) and if applicable, with reference to per unit produced.	P74
A3: Environment and Natural Resources		
General Disclosure	Policies on minimizing the issuer's significant impacts on the environment and natural resources.	P60
Key Performance Indicator A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	P60
A4: Climate Change		
General Disclosure	Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	P53
Key Performance Indicator A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	P53
B1: Employment		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, antidiscrimination, and other benefits and welfare.	P41
Key Performance Indicator B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	P42, P74-P75
Key Performance Indicator B1.2	Employee turnover rate by gender, age group and geographical region.	P75
B2: Health and Safety		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	P47
Key Performance Indicator B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	P75
Key Performance Indicator B2.2	Lost days due to work injury.	P75

71 / 2022 Environmental, Social and Governance Report

Dimensions, General Disclosures and Key Performance Indicators	Description	Page
Key Performance Indicator B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	P47
B3: Development and Training		
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	P44
Key Performance Indicator B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	P44, P75
Key Performance Indicator B3.2	The average training hours completed per employee by gender and employee category.	P44, P75-P76
B4: Labor Guidelines		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	P41
Key Performance Indicator B4.1	Description of measures to review employment practices to avoid child and forced labor.	P41
Key Performance Indicator B4.2	Description of steps taken to eliminate such practices when discovered.	P41
B5: Supply Chain Management		
General Disclosure	Policies on managing environmental and social risks of the supply chain.	P48-P50
Key Performance Indicator B5.1	Number of suppliers by geographical region.	P30, P76
Key Performance Indicator B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	P29-P30, P48-P50
Key Performance Indicator B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	P48-P50
Key Performance Indicator B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	P48-P50, P54-P56

72 / Appendix

Dimensions, General Disclosures and Key Performance Indicators	Description	Page
B6: Product responsibility		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	P23, P27, P31, P38
Key Performance Indicator B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	P76
Key Performance Indicator B6.2	Number of products and service related complaints received and how they are dealt with.	P37, P76
Key Performance Indicator B6.3	Description of practices relating to observing and protecting intellectual property rights.	P15-P16
Key Performance Indicator B6.4	Description of quality assurance process and recall procedures.	P23-P26
Key Performance Indicator B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	P31, P33, P36
B7: Anti-corruption		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	P12-P13
Key Performance Indicator B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the Reporting Period and the outcomes of the cases.	P12, P76
Key Performance Indicator B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	P12-P14
Key Performance Indicator B7.3	Description of anti-corruption training provided to directors and staff.	P12-P14, P76
B8: Community Investment		
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	P66
Key Performance Indicator B8.1	Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, sport).	P63-P68
Key Performance Indicator B8.2	Resources contributed (e.g. money or time) to the focus area.	P63-P68, P76

73 / 2022 Environmental, Social and Governance Report

Appendix II: ESG Key Performance Indicators Data Table

Aspect	Key Performance Indicators	Unit	2022 Data
A: Environment			
A1	A1.1 Types of emissions and related emission data[1]		
	Particulate	Gram	1,428.46
	Sulfur oxides	Gram	303.64
	Nitrogen oxides	Gram	19,401.04
	A1.2 Direct (Scope 1) and energy indirect (Scope 2) GHG emissions and intensity		
	Scope 1 direct greenhouse gas emissions[2]	Tonnes of CO_2	76.42
	Scope 2 indirect greenhouse gas emissions[3]	Tonnes of CO_2	4,322.74
	Total greenhouse gas emissions	Tonnes of CO_2	4,399.16
	Scope 1 greenhouse gas emission intensity	Tonnes of CO_2 / Revenue per RMB 100 million	0.76
	Scope 2 greenhouse gas emission intensity	Tonnes of CO_2 / Revenue per RMB 100 million	42.86
	Total greenhouse gas emission intensity	Tonnes of CO_2 / Revenue per RMB 100 million	43.62
	A1.3 Total amount and intensity of hazardous waste generated		
	Total Hazardous Waste[4]	Kilogram	297.72
	Hazardous waste intensity	Kilogram / Revenue per RMB 100 million	2.95
	A1.4 Total amount and intensity of non-hazardous waste generated		
	Total non-hazardous waste[5]	Tonnes	216.70
	Non-hazardous waste intensity	Tonnes / Revenue per RMB 100 million	2.15
A2	A2.1 Total direct and indirect energy consumption and intensity by type		
	Indirect energy consumption		
	Purchased electricity	KWh	10,203,834.46
	Indirect energy consumption intensity	Kwh / Revenue per RMB million	1,011.72

[1] Emissions (particulates, sulfur dioxide and nitrogen oxide) are mainly from emissions from the use of corporate vehicles, of which the calculation of corporate vehicle emissions is based on HKEX Appendix II: Reporting Guidance on Environmental KPIs.

[2] Scope 1 greenhouse gas emissions are mainly generated from fossil fuel consumption (gasoline and diesel) during operation, while the calculation refers to Greenhouse Gas Emission Accounting Methodology and Reporting Guidelines for Public Building Operators (Enterprises) (for trial implementation) issued by the General Office of the National Development and Reform Commission of China, and HKEX Appendix II: Reporting Guidance on Environmental KPIs.

[3] Scope 2 greenhouse gas emissions are mainly generated from purchased electricity consumed in the Group's operation. The electricity emission factor for China is 0.5810 tCO_2/MWh, which is adopted from the Guidelines on Enterprises Greenhouse Gas Emissions Accounting and Reporting – Power Generation Facilities" (Revision 2021). The electricity emission factors for oversea regions are from BP Statistical Review of World Energy and Ember Global Electricity Review (2022).

[4] Mainly made of waste light bulb, used printer cartridges and ink cartridges.

[5] Mainly made of office waste and food waste in the administrative office area.

74 / Appendix

Aspect	Key Performance Indicators	Unit	2022 Data
A2	Direct energy consumption		
	Diesel fuel consumption	KWh	111,095.88
	Gasoline consumption	KWh	184,734.10
	Direct energy consumption	KWh	295,829.99
	Direct energy consumption intensity	Kwh / Revenue per RMB million	29.33
	Total energy consumption	KWh	10,499,664.45
	Total energy consumption intensity	Kwh / Revenue per RMB million	1,041.05
	A2.2 Water consumption and intensity		
	Total water consumption	Cubic meters	28,586.31
	Total water consumption intensity	Cubic meters / Revenue per RMB 100 million	283.44
	A2.5 Total packaging material used for finished products and with reference to per unit produced		
	Paper shopping bags	Kilogram	19,922.00
	Plastic shopping bags	Kilogram	46,463.15
	Paper-based logistics packaging materials	Kilogram	4,855,166.30
	Plastic-based logistics packaging materials	Kilogram	140,555.70
	Total amount of packaging materials consumption	Tonnes	5,062.11
	Intensity of the packaging material consumption	Tonnes / Revenue per RMB 100 million	50.19
B: Social			
B1	B1.1 Number of employees: by gender, employment type, age group and region		
	Total number of employees	People	3,372
	By employment type		
	Fulltime	People	3,372
	By function		
	Product development and supply chain management	People	668
	General and administrative	People	482
	Operations	People	1,614
	Sales and marketing	People	208
	Technology	People	218
	Business development	People	102
	Logistics	People	80
	By gender[6]		
	Male	%	41.1
	Women	%	58.9

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Aspect	Key Performance Indicators	Unit	2022 Data
	By age[6]		
	29 years old and below	%	51.1
	30-49 years old	%	48.2
	50 years old and above	%	0.7
	By geographical region		
	China	%	58.6
	Overseas countries	%	41.4
	B1.2 Employee turnover rate[7]: by gender, age group and geographical region		
	Overall employee turnover rate[8]	%	37.7
B1	By gender[6]		
	Male	%	37.5
	Women	%	35.8
	By age[6]		
	29 years old and below	%	38.1
	30-49 years old	%	34.4
	50 years old and above	%	53.3
	By geographical region[8]		
	China	%	36.5
	Asia (except China)	%	39.7
	B2.1 Number and rate of work-related fatalities occurred in each of the past three years including the reporting year		
	Number of work-related fatalities	People	Not involved
B2	Rate of work-related fatalities	%	Not involved
	B2.2 Lost days due to work injury		
	Number of working days lost due to work-related injuries	Hours	701
	B3.1 Percentage of employees trained by gender and employee category[9]		
	Percentage of employees trained	%	100
	Percentage of employees trained by gender		
	Male	%	100
B3	Female	%	100
	Percentage of employees trained by rank		
	Senior management level	%	100
	Middle management level	%	100
	General employees	%	100

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Aspect	Key Performance Indicators	Unit	2022 Data
	B3.2 The average training hours completed per employee by gender and employee category[9]		
	Average training hours for employees	Hour	18.0
	Average number of hours of training for male and female employees		
	Male employees average training hours	Hour	18.0
B3	Female employees average training hours	Hour	18.0
	Average number of training hours by rank		
	Senior management level	Hour	15.4
	Middle manager level	Hour	17.8
	General employees	Hour	18.2
	B5.1 Number of suppliers by geographical region		
	Total number of suppliers	Number	1,158
B5	Suppliers in China	Number	1,145
	Suppliers in overseas countries and regions	Number	13
	B6.1 Percentage of the total products sold or shipped subject to recalls for safety and or health reasons		
	Percentage of total products sold or shipped that are subject to recall for safety and or health reasons	%	0.0002
B6	B6.2 Number of products and service related complaints received		
	Total number of customer complaints received	Case	3,413
	Total number of customer complaints received - product complaints	Case	1,032
	Total number of customer complaints received - service complaints	Case	2,381
	B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the Reporting Period and the outcomes of the cases		
	Legal cases regarding corrupt practices	Case	Not involved
B7	B7.3 Anti-Corruption training provided to directors and employees		
	Employees at the senior management level and above who have received training related to anti-corruption policies	Number of participants	53
	Anti-corruption training for staff, and employees of partners	Person-time	33,073
	B8.2 Resources contributed to the focus area		
	Community Investment and Charity - Total annual expenditures for cash donated	Ten thousand RMB	30.00
B8	Community Investment and Charity - Total annual expenditures for goods Donation	Ten thousand RMB	503.96
	Employee participation in charity/volunteer activities	Hour	672.00

[6] The scope of the statistics is for employees in China. Since the information related to overseas employees involves the cross-border transfer of sensitive personal information, it is not disclosed for the current Reporting Period.

[7] Turnover rate calculation formula: Employee turnover rate = number of employees leaving employment / (number of employees at the beginning of the Reporting Period + number of new hires for the year).umber of new hires for the year).

[8] The scope is for employees in Asia.

[9] The scope is for employees in China.

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